FOR IMMEDIATE RELEASE	FRIDAY, FEBRUARY 9, 2007

Shell Canada Files Directors’ Circular Relating to Royal Dutch Shell Bid

Calgary, Alberta - Shell Canada Limited announced today that it has filed its Directors’ Circular relating to the Offer by Shell Investments Limited, a wholly-owned indirect subsidiary of Royal Dutch Shell plc (RDS), to purchase all of the common shares of Shell Canada Limited not already held by Shell Investments Limited or its affiliates. The Directors’ Circular has been filed with securities regulators in Canada and the United States concurrently with the filing of the offering circular and related documents by RDS.

The offer documents and Directors’ Circular are available under Shell Canada’s profile on www.sedar.com and www.sec.gov.

Investor Inquiries: Ken Lawrence Investor Relations (403) 691-2175	Media Inquiries: Janet Rowley Public Affairs (403) 691-3899